December 14, 2023

Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
Washington, D.C. 20549

Re:	Alphatec Holdings, Inc. Form 10-K filed February 28, 2023 Form 8-K filed February 28, 2023 File No. 000-52024

To Whom It May Concern:

Alphatec Holdings, Inc. (“ATEC”) is submitting this letter in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 30, 2023 with respect to the above-referenced Form 10-K and 8-K filings (the “Forms”).

ATEC’s responses set forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All capitalized terms used but not defined herein have the meanings assigned to such terms in the Forms. For ease of reference, we have set forth the Staff’s comments and our responses below:

Item 2.02 Form 8-K filed February 28, 2023

Exhibit 99.1
Reconciliation of Non-GAAP Financial Measures, page 7

1. We note your adjustment related to inventory excess and obsolete write-downs. These adjustments appear to be part of the normal course of your operations and therefore inconsistent with Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Specifically, we note that in order to market your products effectively and meet the demands of interoperative product placement, the Company maintains and provides surgeons and hospitals with a variety of inventory products and sizes. For each surgery, fewer than all components will be consumed. The need to maintain and provide a wide variety of inventory causes inventory to be held that is not likely to be used. Please confirm you will no longer exclude these inventory losses from your Adjusted Gross Profit, Adjusted Gross Profit Margin and Adjusted EBITDA measures.

ATEC Response:

ATEC notes the Staff’s comment and confirms that it will no longer exclude these inventory write-downs as part of its Adjusted Gross Profit, Adjusted Gross Profit Margin and Adjusted EBITDA measures in future filings in accordance with the Staff’s comments.

2. Please expand your disclosures to disclose the nature of the ligation expenses you remove from your non-GAAP measures. Explain how you determined that these expenses do not represent normal recurring cash expenses. Please refer to the guidance in Question 100.01 of the Division's C&DIs on non-GAAP financial measures.

ATEC Response:

ATEC notes the Staff’s comment and confirms that it will expand its disclosures in future filings to disclose the nature of the ligation expenses removed from its non-GAAP measures and its determination that these expenses do not represent normal recurring cash expenses in accordance with the Staff’s comments.

If you have any questions related to the foregoing, please contact Joshua E. Little of Dentons Durham Jones Pinegar P.C., counsel to ATEC. Mr. Little can be reached by phone at (435) 674-0400.

Sincerely,

/s/ J. Todd Koning
J. Todd Koning
Chief Financial Officer Alphatec Holdings, Inc.
cc: Pat Miles, Chief Executive Officer Joshua E. Little, Dentons Durham Jones Pinegar P.C.